UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EDIFY ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059Q103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059Q103	Schedule 13G

(1)	Names of reporting persons FFI Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 365,000(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 365,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 365,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 21.6%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities are included within an equal number of units issued by Edify Acquisition Corp. (the “Issuer”) on January 20, 2021 (the “Units”). Each Unit consists of one share of the Issuer’s Class A common stock, $0.0001 par value (the “Common Stock”), and one-half of one redeemable warrant (the “Redeemable Warrants”). The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G

(1)	Names of reporting persons FYI Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 70,000(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 70,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 70,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities are included within an equal number of Units. Each Unit consists of one share of Common Stock and one-half of one Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G

(1)	Names of reporting persons Olifant Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 65,000(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 65,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 65,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities are included within an equal number of Units. Each Unit consists of one share of Common Stock and one-half of one Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 500,000(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 500,000(1)

(9)	Aggregate amount beneficially owned by each reporting person 500,000(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 29.6%
(12)	Type of reporting person (see instructions) OO,IA

(1)

The reported securities are included within an equal number of Units. Each Unit consists of one share of Common Stock and one-half of one Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G

Item 1.

(a) Name of Issuer:

Edify Acquisition Corp. (the “Issuer”).

(b) Address of the Issuer’s Principal Executive Offices:

888 7th Avenue, Floor 29, New York, NY 10106

Item 2.

(a) Name of Person Filing:

This joint statement on Schedule 13G is being filed by FFI Fund Ltd. (“FFI”), FYI Ltd. (“FYI”), Olifant Fund, Ltd. (“Olifant” and collectively with FFI and FYI, the “Funds”), and Bracebridge Capital, LLC (the “Investment Manager”), who are collectively referred to as the “Reporting Persons.” The Investment Manager is the investment manager of each of the Funds. The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 14, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office:

The principal business office of the Reporting Persons is 888 Boylston Street, 15th Floor, Boston, Massachusetts 02199.

(c) Citizenship:

The Investment Manager is a Delaware limited liability company. Each of the Funds is a Cayman Islands exempted company.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number:

28059Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership:

(a). Amount beneficially owned:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed to beneficially own 500,000 shares of Common Stock, which are included within an equal number of units issued by Edify Acquisition Corp. (the “Issuer”) on January 20, 2021 (the “Units”). Each Unit consists of one share of Common Stock, and one-half of one redeemable warrant (the “Redeemable Warrants”). The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of

CUSIP No. 28059Q103	Schedule 13G

shares of Common Stock reported as beneficially owned by the Reporting Persons does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants. The Units are directly beneficially owned as follows: (i) the 365,000 shares of Common Stock owned directly by FFI, (ii) the 70,000 shares of Common Stock owned directly by FYI, and (iii) the 65,000 shares of Common Stock owned directly by Olifant.

(b). Percent of class:

As of the date hereof, the Reporting Persons, in the aggregate, may be deemed the beneficial owner of approximately 29.6% of shares of Common Stock outstanding, which amount includes (i) 21.6%directly owned by FFI, (ii) 4.1% directly owned by FYI, and (iii) 3.9%directly owned by Olifant. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on a total of 1,687,664 shares of Common Stock outstanding as of May 19, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ending March 31, 2023 filed with the Securities and Exchange Commission on May 19, 2023.

(c). Number of shares of Common Stock as to which such person has:

FFI:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 365,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 365,000

FYI:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 70,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 70,000

Olifant:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 65,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 65,000

The Investment Manager:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 500,000

Each of the Funds has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above), and each of the Funds expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by it except to the extent of any pecuniary interest therein. The Investment Manager, as the investment manager of each of the Funds, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G, but expressly disclaims beneficial ownership of any shares of Common Stock except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

CUSIP No. 28059Q103	Schedule 13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A.

Item 8.	Identification and Classification of Members of the Group

N/A.

Item 9.	Notice of Dissolution of Group

N/A.

Item 10.	Certification

N/A.

CUSIP No. 28059Q103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2023

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI FUND LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT FUND, LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory